Exhibit 99.1 Corporate Communications

CNH Industrial named leader once again in the Dow Jones Sustainability Indices

With a winning score of 89/100 the Company is confirmed as the Industry Leader in the Dow Jones Sustainability World and Europe Indices for the tenth consecutive year.

London, November 17, 2020

CNH Industrial (NYSE: CNHI /MI: CNHI) is the leader in the Machinery and Electrical Equipment Industry Group in the Dow Jones Sustainability Indices (DJSI), World and Europe, for the tenth consecutive year.

The DJSI World and DJSI Europe Indices are among the most prestigious sustainability-focused equity indices. Inclusion in these indices is exclusively for companies that are judged as exemplary in terms of their governance and economic, environmental and social performance. The DJSI World evaluation process invited 86 companies to participate in the Machinery and Electrical Equipment industry category, 13 of which were admitted to the index this year. For the DJSI Europe Index, 30 companies were invited to participate and 8 were admitted. All companies selected for consideration in the indices are evaluated by SAM, now a part of S&P Global.

“As responsible corporate citizens, we always bear in mind that our actions are reflected on our planet and the society, so we are proud to see that our dedication to be sustainable has once again resulted in us being named as Industry leader. This result confirms that we are on the right path, which calls for us to continue to improve, powering sustainable transformation,” commented Chair and Acting Chief Executive Officer, Suzanne Heywood.

In April of this year, CNH Industrial released its 2019 Sustainability Report along with the magazine A Sustainable Year, a publication for general audiences.

As of October 31, 2020, CNH Industrial was awarded ISS ESG Prime status, included in the 72 A-listers of the CDP Water Security program and in the following indexes: MSCI ESG Leaders Indexes[1], ECPI Global Agriculture Liquid, ECPI World ESG Equity, ECPI Global Developed ESG Best-in-Class, ECPI Euro ESG Equity, Euronext Vigeo Europe 120, STOXX Global ESG Leaders Index, STOXX Global ESG Environmental Leaders Index, STOXX Global ESG Social Leaders Index, STOXX Global ESG Governance Leaders Index, STOXX Global ESG Impact Index, STOXX, Global Low Carbon Footprint Index, STOXX Global Reported Low Carbon Index[2], Refinitiv Diversity & Inclusion Index, and Integrated Governance Index (IGI).

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom

Additional information on Sustainability at CNH Industrial:

cnhindustrial.com/sustainability/

The 2019 Sustainability Report:

cnhindustrial.com/ Sustainability Report 2019

A Sustainable Year:

cnhindustrial.com/a sustainable year 2020

Additional information on the DJSI:

sustainability-indices.com/

(1) The use by CNH Industrial of any MSCI ESG Research LLC or its affiliates (“MSCI”) data, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement, recommendation, or promotion of CNH Industrial by MSCI. MSCI services and data are the property of MSCI or its information providers, and are provided ‘as-is’ and without warranty. MSCI names and logos are trademarks or service marks of MSCI.

(2) Those listed are the main global STOXX indexes in which CNH Industrial is included.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

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Media contact:

Laura Overall

Corporate Communications Manager

CNH Industrial

Tel. +44 (0)2077 660 338

E-mail: mediarelations@cnhind.com

www.cnhindustrial.com